June 17, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (419)833-3663

Thomas E. Funk
Chief Financial Officer
Exchange Bancshares, Inc.
237 Main Street, P.O. Box 177
Luckey, Ohio 43443


Re:	Exchange Bancshares, Inc.
	Form 10-K filed March 31, 2005
	File No. 033-54566

Dear Mr. Funk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year ended December 31, 2004

Note 7.  Federal Income Taxes - page 28

1. We have reviewed your response to our comment letter dated May
12,
2005 and continue to believe that, based on the following circumstances, there is a preponderance of negative evidence that supports the assumption under paragraph 17 of SFAS 109 that is more likely than not that a significant portion of the deferred tax assets will not be realized in future periods:

* The 25% total decrease in outstanding loans during the four-year and three-month period ended March 31, 2005, shows decreases during each successive fiscal period and is not consistent with your statement that the decrease in loans outstanding is due to stricter underwriting standard implemented in 2004.

* We remain unclear your position that the decrease in loans was part of management`s strategy to create quality loan growth when:

o the majority of the decrease in loans is due to competition, payoffs and charge-offs; and
o the Company is unable to quantify the portion of the decrease in loans attributable to changes in underwriting standards.

* Management`s Discussion and Analysis in the December 31, 2004
Form
10-K and the March 31, 2005 10-Q does not describe management`s plans to generate quality loan growth that you state was implemented in 2004. The March 31, 2005 10-Q states the decrease in loan categories can be somewhat attributed to tightening underwriting standards and therefore does not support your response that the decrease in the loan portfolio is mainly due to management`s strategies to improve asset quality.

* The deposits have decreased 21% during the three-year and three-month period ended March 31, 2005, and include the loss of one large public account fund of $4 million during the three-month period ended
March 31, 2005.

* Your response that the $17 million decrease in deposits from
2002
to 2004 was part of management`s strategy to decrease its reliance on funding from high-rate certificates of deposit was not disclosed in
Management`s Discussion and Analysis covering those fiscal periods.

* Non-performing assets as of March 31, 2005 increased 26% as compared to December 31, 2005, and have marginally increased in April
30, 2005 as stated in your response letter.

* Your statements that net charge-offs will decrease for 2005 and, along with tightened underwriting standards, will allow for a reduction in the provision in future years, may not be reliable forecasts since the risk characteristics of the loan portfolio are subject to change significantly over an extended period of time.

* The pre-tax net losses of $1.7 million in 2002; $564,000 in 2004 and $112,000 during the three-months ended March 31, 2005 do not support the reversal of 50% of the valuation allowance for
$138,000
in 2003, a period in which the Company only recorded minimal pre-tax net income.

* The fact that the Company had been profitable from 1997 through 2001 provides no assurance that it will be profitable in the future since it has sustained continued losses during the most recent annual and interim fiscal periods.

* Your response that through the Company`s 100 year history it has never had an NOL expire without being used does not provide assurance that it will be able to use the NOLs in the future since the Company`s loss in 2004 created a NOL carryforward for the first time in its history.

* Your statement in Appendix A that the Board of Directors has been discussing selling a branch building to generate a taxable gain of $100,000 is a nonrecurring income item and will result in additional expenses through the rental of other facilities.

In this regard, please file the necessary amendments to the 10-KSB for the year ended December 31, 2004 and the 10-QSB for the three months ended March 31, 2005 to give effect to the restatements, which we previously requested, to reverse the reductions in the valuation allowance during 2002 and 2003 and to increase the valuation allowance in 2004 considering the pre-tax losses; the decrease in loans, deposits and interest income and the increase in net loan charge-offs in 2004.

Form 10-QSB for the three-months ended March 31, 2005

Note 6. Commitments and Contingencies, page 11

2. We refer to the statement that the Company has entered into "change in control" agreements with four officers which provide for a specified multiple of each employee`s annual salaries upon the consummation of the merger agreement with Rurkan. In this regard, please tell us and revise the Form 10Q to provide the following information:

* Disclose in the footnote the maximum amount of compensation due to these employees.

* Tell us why these payments have not been accrued considering the definitive merger agreement was signed on April 13, 2005 as stated in
Note 3, "Definitive Agreement" on page 9.

* Discuss when these payments are expected to be made and disclose in
MD&A the expected effects of these payments on the Company`s future operations, liquidity and cash flow.

* Tell us and disclose if the Amendment to the Change in Control
Agreement has been duly authorized by the Board of Directors and by your regulators, if necessary.

*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Exchange Bancshares, Inc.
Thomas E. Funk
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